February 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Vanessa Robertson
Jason Drory
Tim Buchmiller

Re:	DRVW 2022 Limited

Draft Registration Statement on Form 20-F

Submitted December 23, 2021

CIK No. 0001900304

Ladies and Gentlemen:

On behalf of DRVW 2022 Limited (the “Company”), we hereby confidentially submit a second Draft Registration Statement on Form 20-F (“Submission No. 2”). The Company previously confidentially submitted a Draft Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 19, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 2.

U.S. Securities and Exchange Commission, p. 2

Questions and Answers about the Separation, page 13

1.

We note your disclosure elsewhere that you will incur financial indebtedness in order to fund the Pre-Demerger Dividend. Please add a question and answer discussing the debt you will incur in connection with the Separation. Also, tell us whether you plan to file the debt financing agreement as an exhibit to the registration statement before effectiveness. In addition, please add a question and answer discussing the estimated costs you expect to incur in connection with the Separation, if material.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 16 of Submission No. 2 to add a question and answer discussing the debt the Group expects to incur in connection with the Separation. The Company also has revised the disclosure on page 16 of Submission No. 2 to add a question and answer discussing the costs the Group expects to incur in connection with the Separation.

It is expected that the Group will raise external borrowings in the form of bonds and/or bank loans in connection with the Separation prior to the effectiveness of the registration statement. The nature and terms of such borrowings have not been determined yet, and additional disclosure will be included in a subsequent amendment to the registration statement after such bonds are issued and/or bank loans are entered into. At such time, the Group will also consider whether filing the debt financing documents as an exhibit to the registration statement is required based on the exhibit requirements of Form 20-F.

2.	Please add a question and answer regarding whether the company will pay dividends to holders of CH Shares and CH ADSs after the demerger.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 18 of Submission No. 2 to add a question and answer regarding the payment of dividends to holders of CH Shares and CH ADSs after the Demerger.

Item 3. Key Information, page 18

3.

Please tell us your consideration of whether or not pro forma financial statements as of and for the year ended December 31, 2021 prepared in accordance with Article 11 of Regulation S-X are required for the transactions described within the filing.

Response: The Company respectfully advises the Staff that it has considered the requirements for pro forma financial information in accordance with Article 11 of Regulation S-X. For the reasons set out below, the Company believes that the Financial Statements reflect in all material respects the operations and financial position of the Group as an autonomous entity in accordance with Rule 11-01(a)(7) of Regulation S-X, except for (1) the issuance of any bonds and/or bank loans borrowed by the Group prior to Separation, subsequent lending of the Proceeds Loans (as defined below) to GSK and Pfizer and the repayment thereof and (2) the payment of the Pre-Separation Dividends (as defined below). As explained below, only a limited number of pro forma adjustments are required to illustrate the effects of these transactions and those adjustments can be easily understood by investors. Accordingly, the Company is including a narrative description of the pro forma effects of these transactions, as disclosed in Submission No. 2, in lieu of pro forma financial statements in accordance with the second sentence of Rule 11-02(a)(1) of Regulation S-X.

U.S. Securities and Exchange Commission, p. 3

Since the establishment of CH JVCo, the Group has received and delivered certain services from and to GSK. As described on page 187 of Submission No. 2, the Company will enter into the Transitional Services Agreement with GSK prior to Separation, pursuant to which the parties will continue to provide limited services to each other in accordance with historical practice on substantially the same commercial terms and on an arm’s length basis for a transitional period. Accordingly, the financial impact of the Transitional Services Agreement is already effectively reflected in the Financial Statements (through an arm’s length management fee) since the Transitional Services Agreement will reflect a continuation of prior practice. After Separation, the current management fee will no longer be payable and will be replaced, temporarily, with a charge under the terms of the Transitional Services Agreement while the Company builds out its own infrastructure.

The Company respectfully advises the Staff that discussions are ongoing with respect to the terms of the Transitional Services Agreement, and additional disclosure of the terms of the agreement will be included in a subsequent amendment to the registration statement once the terms are finalized. The incremental cost impact of the Transitional Services Agreement is not expected to be material (incremental costs associated with the Transitional Services Agreement are expected to represent less than 1% of total selling, general and administration costs).

As described on page 185 of Submission No. 2, GSK, GSKCHH and CH JVCo will also enter into the Asset Transfer Framework Agreement setting out the framework for transferring certain businesses, assets, liabilities and employees that were excluded from the original perimeter of CH JVCo as contemplated in the Pfizer SAPA and others that were included in the original perimeter of CH JVCo but had not yet legally transferred, in each case from the GSK Group to the Group. Some of these businesses, assets, liabilities and employees were already transferred to the Group pursuant to local transfer agreements, and such transfers will fall within the scope of, and be subject to the terms of, the Asset Transfer Framework Agreement retrospectively. Such transfers, to the extent material, are reflected in the Financial Statements. There are certain additional transfers that will take place in 2022; however, these transfers are not expected to have a material net impact on the results of operations and financial position of the Group (less than 1% of total assets). As with the Transitional Services Agreement, discussions are ongoing with respect to the Asset Transfer Framework Agreement, and additional disclosure of the terms of the agreement will be included in a subsequent amendment to the registration statement once the terms are finalized.

Although the Company does not expect any material effect from the Transitional Services Agreement or the Asset Transfer Framework Agreement, it expects that: (1) the issuance of any bonds and/or bank loans borrowed by the Group and the lending of the Proceeds Loans to GSK and Pfizer and the repayment thereof; and (2) the payment of the Pre-Separation Dividends, will have a material effect on the financial position of the Group. The nature of these transactions is as follows:

•

As part of the preparation for Separation, it is expected that the Group will raise external borrowings in the form of bonds and/or bank loans prior to the effectiveness of the registration statement (the “Pre-Separation Financing”), as described in “Item 4. Information on the Company—4.A. History and Development of the Company—The Demerger and Further Preparatory Steps—Pre-separation borrowings and Pre-Demerger Dividend” in Submission No. 2. Pursuant to the Proceeds Loan agreements, it is expected that the net proceeds of any bonds issued and/or bank loans borrowed by members of the Group ahead of Separation will be used to fund certain upstream loans by the Group to wholly-owned subsidiaries of GSK and Pfizer that are outside of the Group (the “Proceeds Loans”). The amounts related to the Pre-Separation Financing, as well as the Proceeds Loans amounts, will have a material effect on the Group’s financial position.

U.S. Securities and Exchange Commission, p. 4

•

It is also expected that the terms of the Proceeds Loan agreements will require that the Proceeds Loans be repaid in full to the Group. Following the repayment of the Proceeds Loans, the amounts received by the Group will be used to fund a Pre-Demerger Dividend to be declared by the CH JVCo Board to a subsidiary of each of GSK and Pfizer prior to the Demerger. The Pre-Demerger Dividend will have a material effect on the Group’s financial position. Prior to Separation, an additional dividend will be paid to a subsidiary of each of GSK and Pfizer (the “Sweep-up Dividend,” and together with the Pre-Demerger Dividend, the “Pre-Separation Dividends”). The payment of the Sweep-up Dividend is required to satisfy the terms of the Pfizer SHA, which requires all readily available cash in excess of £300 million to be paid to the shareholders. The Pre-Separation Dividends are one-off transactions and are not expected to have a continuing effect after the date of Separation.

The Company respectfully advises the Staff that the balance sheet impact of the Pre-Separation Financing and the Proceeds Loans will be reflected in supplemental financial information as of and for the quarter ended March 31, 2022 (“Q1 2022”) that will be included in a subsequent amendment to the registration statement. The Company expects to include certain financial information (an income statement and a balance sheet) for Q1 2022 in its prospectus for the UK Admission. Accordingly, pursuant to Item 8.A.5 of Form 20-F, the Company will include the same financial information as will be included in the prospectus for the UK Admission in the registration statement. This is reflected in Submission No. 2 on page 19 in “Item 3. Key Information—3.A. Selected Financial Data,” and such financial information will be reflected in a subsequent amendment to the registration statement.

The Company intends to include narrative disclosure and commentary on the material movements in the balance sheet and income statement for Q1 2022 in a subsequent amendment to the registration statement, which will include a description of the Pre-Separation Financing and Proceeds Loans. The Company also intends to include in the description of the terms of the Pre-Separation Financing in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources and Indebtedness,” including a description of how the interest expense in connection with the Pre-Separation Financing will be calculated.

Finally, the Company will include additional description in “Item 4. Information on the Company—4.A. History and Development of the Company—The Demerger and Further Preparatory Steps—Pre-separation borrowings and Pre-Demerger Dividend” regarding the Pre-Separation Dividends, which include the Pre-Demerger Dividend, as determined by the total external borrowings as raised as part of the Pre-Separation Financing less the amount, if any, required to ensure that there is £300 million in readily available cash left in the Group, and the Sweep-Up Dividend, determined by the estimated amount of readily available cash above £300 million left in the Group immediately prior to Separation. These amounts will not be known as of March 31, 2022, as the estimated cash position of the Group immediately prior to Separation will not be known until nearer the point of Separation and neither dividend will have been approved by the Board. These disclosures will be included in a subsequent amendment to the registration statement after the cash position of the Group at Separation is known and the amounts of the Pre-Separation Dividends are determined.

U.S. Securities and Exchange Commission, p. 5

Additionally, the capitalization and indebtedness table included in “Item 3. Key Information—3.B. Capitalization and Indebtedness” will reflect the capitalization and indebtedness of the Group as of March 31, 2022, and accordingly, the “Actual” column will reflect the Pre-Separation Financing as described above. The “As adjusted” column to the table will reflect the payment of the Pre-Separation Dividends once such information is available. Please see pages 32-34 in “Item 3. Key Information—3.B. Capitalization and Indebtedness” of Submission No. 2. The notes to the table provide further explanation with respect to these adjustments and their effect on the Group’s financial position. The notes to the table will also describe the impact on finance expense, profit after tax for the year and earnings per share had the Pre-Separation Financing taken place on January 1, 2021 as follows:

“Had the Pre-Separation Notes been issued on 1 January 2021, the finance expense for the year ended 31 December 2021 would have been £             , the income tax charge would have been £             , and Profit after tax for the year would have been £             , resulting in a basic and diluted earnings per share of             p.”

The relevant amounts to be included in the table and the notes to the table will be included in a subsequent amendment to the registration statement, along with the Q1 2022 selected financial information described above.

Accordingly, we believe these narrative disclosures will satisfy the applicable requirements of Article 11 of Regulation S-X, in accordance with the second sentence of Rule 11-02(a)(1) of Regulation S-X.

The Group may incur liabilities or be forced to recall products as a result of..., page 36

4.

Please update or expand this risk factor to reflect your recall of Zantac® products globally in 2019, as well as any other significant recalls in recent periods. We note the reference at page 147 to the Zantac® recall.

Response: The Company respectfully advises the Staff that there have been no significant recalls of the Group’s product in recent periods. Zantac products in relation to the Consumer Healthcare Business did not form a material part of the overall recall of Zantac products by the GSK Group. It should also be noted that Zantac products are not commercialized by the Consumer Healthcare Business in the United States, and the GSK Group in fact ceased to retain any rights to OTC Zantac in the United States in 1998. As the recall was not primarily led by the Group and did not materially relate to the Group’s products, the Zantac recall is not included in the risk factor relating to recalls of the Group’s products.

U.S. Securities and Exchange Commission, p. 6

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns..., page 38

5.

We note your disclosure on page 122 that in China and India, temporary government restrictions on the sale of cough and cold medicines (in an attempt to prevent patients from self-medicating against COVID-19 at home) had an adverse impact on your revenue in FY 2020. Please expand your risk factor here or where appropriate to describe the specific risk of restrictions on the sale and cough and cold medicines in China and India and quantify the impact on your revenue.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 43 of Submission No. 2 to expand the relevant risk factor. The Company made corresponding changes to the disclosure on pages 141, 142 and 152 of Submission No. 2.

The Company advises the Staff that while the measures implemented by local authorities negatively impacted the Group’s revenue in FY 2020, it is not possible to quantify the specific impact on revenue, as there were other factors contributing to the decrease, such as the historically weak cold and flu season.

Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition..., page 43

6.

In addition to the cross-reference to the Legal Proceedings section, please quantify your risk by including your aggregate provision for material legal and other disputes as of a recent date, consistent with your disclosure on page 147.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 49 of Submission No. 2 to include the provision for material legal and other disputes.

Pre-Separation borrowings and Pre-Demerger Dividend, page 64

7.

On page 64 you state, “GSK Shareholder Circular also contains detailed information about how the Demerger and other related steps will be effected. Holders of GSK Shares and GSK ADSs should only rely on the information in the GSK Shareholder Circular.” Please file as an exhibit the GSK Shareholder Circular referenced or otherwise advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 70 of Submission No. 2 to delete the reference to the GSK Shareholder Circular.

The Group’s Key Categories, page 67

8.

Throughout this section you refer to the Group as the “market leader” or holding the “number one position,” “global number two position” and other similar statements of leadership. Please disclose the basis by which you measure your leadership positions (i.e. was it based on the quantity of product sold, the aggregate dollar value of products sold or some other measure) or otherwise advise.

Response: The Company respectfully advises the Staff that the basis on which the Group measures its leadership position is described in the section “Presentation of Financial and Other Information—Market and Industry Data” on pages 9 and 10 of Submission No. 2. In addition, a cross-reference to this section is included in the introduction to “Item 4.B. Business Overview,” of which “Item 4.B. Business Overview—The Group’s Key Categories” forms a part.

The Company has revised the disclosure on pages 70 and 76 of Submission No. 2 to include footnotes clarifying the basis on which the Group measures its leadership positions in the Therapeutic Oral Health sub-category, including a reference to the relevant source of information.

U.S. Securities and Exchange Commission, p. 7

Global reach

Overview, page 80

9.

We note your table on page 80 states your ranking by region in the “OTC/VMS” and “Oral Health” spaces. Please update your disclosure to provide additional context on how you arrived at your specific ranking in each region and category (i.e. was it based on the quantity of product sold, the aggregate dollar value of products sold or some other measure).

Response: The Company respectfully advises the Staff that an explanation of how the Group arrived at its specific ranking in each region and category is disclosed in the section “Presentation of Financial and Other Information—Market and Industry Data” on pages 9 and 10 of Submission No. 2. In addition, a cross-reference to this section is included in the introduction to “Item 4.B. Business Overview,” of which “Item 4.B. Business Overview—Global reach” (where the Group states its respective rankings) forms a part.

Digital capability, page 88

10.

We note your disclosure here that you were “the first among [your] peer set to adopt an inhouse Tech Stack (Google) to support programmatic marketing and industry-leading data driven marketing via PeopleCloud” and that you possess “pioneering first- and secondparty data processing power.” Please identify the “peer set” and provide your basis your statement that you were the “first” to adopt in-house Tech Stack. In addition, please clarify what you mean when you state that you possess “pioneering” first- and secondparty data processing power.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 105 of Submission No. 2 to address this comment.

4.C. Organizational Structure, page 113

11.

We note here that you include a cross reference to note 38 of your financial statements which appears to be the full list of subsidiaries. Please revise your disclosure here to identify your significant subsidiaries, including their country of incorporation or residence. Please refer to Item 4.C of Form 20-F. In addition, please revise your disclosure here to include a brief description of the Group and consider providing an organizational chart to describe your organizational structure.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 132 of Submission No. 2 to address this comment. The Company has considered providing an organizational chart and advises the Staff that given the size of the organizational structure and the number of subsidiaries through which the Group operates in over 170 countries, an organizational chart would be not be meaningful or helpful to investors.

U.S. Securities and Exchange Commission, p. 8

4.D. Property, Plant and Equipment, page 113

12.

We note your references to notes 16 and 17 to your financial statements on page F-29. Please revise to disclose all information required by Item 4.D. of Form 20-F under this heading, including, for example only, a description of your material manufacturing facilities, the location, size and uses of your other material properties and describe any environmental issues that may affect your utilization of your material assets.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 132 of Submission No. 2 to address this comment.

Key Performance Indicators and non-IFRS Financial Measures, page 124

13.	Please tell us why you do not consider Profit after tax for the year margin (%) and Free cash flow margin (%) to be key performance indicators or revise to include those items in this section.

Response: The Company respectfully advises the Staff that the key performance indicators (“KPIs”) set out under “Key Performance Indicators and non-IFRS Financial Measures” on page 143 in “Item 5. Operating and Financial Review and Prospects” of Submission No. 2 represent the key metrics that management focuses on to monitor and evaluate the performance of the Consumer Healthcare Business both currently and in the future.

Instead of Profit after tax for the year margin (%), management monitors operating profit margin (%) and Adjusted operating profit margin (%) of the Group to evaluate the profitability of the operations of the business given that these metrics are undistorted by the effects of tax or interest. Removing the effects of tax and interest also improves comparability with the Group’s peer companies, allowing management to compare the Group against its peers, which may have different capital structures and are subject to differing tax environments.

Instead of free cash flow margin (%), management monitors the free cash flow conversion (%) in order to evaluate the cash flow generation of the Group. Free cash flow conversion (%) allows management to monitor the Group’s efficiency in converting its profit after tax into free cash flow and reveals important information about how effectively the Group is managing its working capital, capital expenditure, disposals and cash interest payments. Management is more effectively able to observe these trends by evaluating free cash flow conversion (%), as opposed to free cash flow margin (%), which is influenced by changes in operating margins, interest and tax.

As management focuses on a limited number of metrics that it considers to be the most important and relevant to evaluate the performance of business, the Company considers the list of KPIs as included in Submission No. 2 to be complete and as such does not contemplate including additional measures as KPIs.

U.S. Securities and Exchange Commission, p. 9

6.D Employees, page 145

14.	If possible, please provide a breakdown of persons employed by main category of activity as required by Form 20-F Item 6.D.

Response: The Company respectfully advises the Staff that the breakdown of the number of employees provided on page 164 of Submission No. 2 reflects the main categories of activity of the Group, as the categories presented reflect the Group’s reporting segments by which management assesses the Group’s operating and financial performance.

7.B. Related Party Transactions, page 146

15.

We note your cross reference to your disclosure in note 30 on page F-49. Please update your disclosure here to describe more specifically the nature and extent of these transactions as required by Item 7.B. of Form 20-F so that the party’s relationship and type of transaction, including the material terms, are clear. In addition, for example only, we note your disclosure on pages 50 and 65 references expected or planned agreements with related parties in connection with the proposed separation, including the Transitional Services Agreement between you and GSK and the Proceeds Loan Agreement among you and entities, which appear affiliated with GSK and Pfizer. Further, we note your risk factor on page 52 describes the Pfizer Relationship Agreement and disclosure on page 134 describes the Pfizer SHA. Please update your disclosure here to describe transactions or presently proposed transactions which are material to you or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which you or any of your parent(s) or subsidiaries was a party. Please also ensure that you have filed all related agreements as exhibits to the extent required.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 165-167 of Submission No. 2 to describe the Group’s related party transactions (including, among others, the Transitional Services Agreement, the Proceeds Loan agreements, the Pfizer Relationship Agreement and the Pfizer SHA). The extent to which the transactions disclosed in note 30 to the Financial Statements will continue following the Separation is subject to ongoing discussions. The Company will include descriptions of those transactions that will remain in place following the Separation, or new arrangements that will replace such transactions, in each case, to the extent material, in a subsequent amendment to the registration statement.

The Group advises that discussions are ongoing with respect to the terms of certain of the agreements disclosed on pages 165-167 of Submission No. 2 (including the Transitional Services Agreement, the Proceeds Loan agreements and Pfizer Relationship Agreement), and that additional disclosure of the terms of the transactions will be included in a subsequent amendment to the registration statement once the terms are finalized. The Group confirms that the relevant agreements will be exhibited to the extent required under the exhibit requirements of Form 20-F. The Group further advises that the Pfizer SHA will terminate upon the UK Admission, and accordingly the Group does not believe the agreement is material.

U.S. Securities and Exchange Commission, p. 10

10.C. Material Contracts, page 161

16.

We note your risk factor disclosure on page 37 where you discuss your reliance on third parties in many aspects of your business, including the TSK&F Joint Venture in China which is due to expire in April 2024. In addition, we note your disclosure on page 69 where you state, “[t]he Group’s two most significant markets are the USA and China. Please update your disclosure to describe the TSK&F Joint Venture in greater detail to include all material terms of the joint venture, including its structure, business operations and your respective interest (or variable interest).

Response: The Company respectfully advises the Staff that while the Group is highly committed to China, the TSK&F Joint Venture accounted for less than 40% of the Group’s sales in China in FY 2020 and less than 3% of the Group’s sales worldwide in FY 2020. Furthermore, of the Group’s leading global brands, only Voltaren is commercialized through the TSK&F Joint Venture. The Group’s VMS and Oral Health businesses in China (together with the legacy Pfizer OTC business) are commercialized outside of the TSK&F Joint Venture. The Group has a mutually beneficial and long-standing relationship with its joint venture partner. Nevertheless, it has several contingency plans to ensure business continuity and growth in China should the TSK&F Joint Venture be disrupted. Accordingly, the Group does not believe that the TSK&F Joint Venture is material for the Group.

Asset Transfer Framework Agreement, page 164

17.

We note your disclosure on page 164 regarding an Asset Transfer Framework Agreement. Please revise to describe the material terms of the agreement. In your revised disclosure, please include the nature and scope of the material businesses, assets, liabilities and employees covered by the agreement, each parties’ duties and obligations, the term of the agreement, the termination provisions and any potential or future material payments or obligations.

Response: The Company respectfully advises the Staff that discussions are ongoing with respect to the terms of the Asset Transfer Framework Agreement, and that additional disclosure of the terms of the agreement will be included in a subsequent amendment to the registration statement once the terms are finalized.

Tax Covenant, page 165

18.	We note your disclosure that you expect to enter into a tax covenant. Please revise to describe the material terms of this agreement.

Response: The Company respectfully advises the Staff that discussions are ongoing with respect to the terms of the tax covenant, and that additional disclosure of the terms of the tax covenant will be included in a subsequent amendment to the registration statement once the terms are finalized.

10.E. Taxation, page 167

19.

We note your disclosure that you expect to receive a tax opinion regarding the tax consequences of the Separation and Demerger. Please identify counsel who will provide this tax opinion. Please also advise whether you will file this opinion as an exhibit. Please refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised the registration statement to identify the tax advisor who will provide the tax opinion to GSK relating to the consequences of the Separation. Please see page 191 in “Item 10.E. Taxation—United States Federal Income Tax Considerations” of Submission No. 2. The Company has considered whether to file this opinion and believes that the tax opinion is not required to be filed pursuant to the exhibit requirements of Form 20-F and Staff Legal Bulletin No. 19.

U.S. Securities and Exchange Commission, p. 11

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Iain Mackay, Chief Financial Officer, GlaxoSmithKline plc

James Ford, Senior Vice President and General Counsel, GlaxoSmithKline plc

David Redfern, Chief Strategy Officer, GlaxoSmithKline plc

Brian McNamara, CEO, GSK Consumer Healthcare, GlaxoSmithKline plc